

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Richard L. Soloway
President and Chief Executive Officer
NAPCO Security Technologies, Inc.
333 Bayview Avenue
Amityville, New York 11701

> **Re: NAPCO Security Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 17, 2020**
> **File No. 333-248078**

Dear Mr. Soloway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Albert Lung